Mail Stop 3561

June 11, 2009

Via Fax & U.S. Mail

Mr. Leonard R. Stein-Sapir
Chief Executive Officer
Morgan's Foods, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, Ohio 44128

> **Re:** **Morgan's Foods, Inc.**
> **Form 10-K for the year ended March 1, 2009**
> **Filed June 1, 2009**
> **File No. 1-08395**

Dear Mr. Stein-Sapir:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Liquidity and Capital Resources, page 14

Note 5. Debt

1. We note from the discussion on page 14 and from the disclosure in note 5 to the Company's financial statements that at the end of fiscal 2009, the Company was not in compliance with the consolidated fixed charge coverage ratio of 1.2 or with the funded debt to EBITDAR ratio of 5.5 but has obtained waivers of the non-compliance. We also note that at the end of fiscal 2009, the Company was not in compliance with the individual fixed charge coverage ratio on 19 of its restaurant properties and has obtained waivers with respect to the non-compliance. Please tell us and revise the notes to your financial statements to disclose the period for which the waivers of these covenant violations have been obtained from your lenders. Also, please tell us and explain in the notes to your financial statements how the debt obligations to which these covenant violations relate have been classified in your March 1, 2009 balance sheet pursuant to the guidance in EITF 86-30. As part of your response and your revised disclosure, you should also explain the basis or rationale for your classification. We may have further comment upon receipt of your response.

Note 7. Net Income (Loss) Per Common Share

2. In future filings, please revise the notes to your financial statements to include the disclosures required by paragraphs 40(a) and 40(c) of SFAS No.128.

Note 8. Income Taxes, page 35

3. We note from the disclosure in Note 8 that the valuation allowance related to deferred tax assets increased by $846,000 during fiscal 2009 due to a change in judgment regarding the future realization of deferred tax assets. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the specific facts or circumstances which resulted in the change in judgment and the resultant increase in the deferred tax asset valuation allowance during

fiscal 2009.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Mr. Kenneth L. Hignett, CFO
                (216) 359-2102